UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 19, 2022

SPIRE GLOBAL, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39493	85-1276957
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8000 Towers Crescent Drive Suite 1100
Vienna, Virginia		22182
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (202) 301-5127

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value of $0.0001 per share	SPIR	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SPIR.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On December 19, 2022, Spire Global, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Company (the “Warrant Agent”), entered into an amendment (the “Warrant Amendment”) to the Warrant Agreement, dated as of September 9, 2020 (the “Warrant Agreement”), by and between NavSight Holdings, Inc., the Company’s predecessor (“NavSight”) and the Warrant Agent. The Warrant Amendment was entered into in connection with the closing of the Company’s Offer and Consent Solicitation, described in Item 5.07 below.

The Warrant Amendment amends the Warrant Agreement to provide the Company with the right to require the exchange of the Company’s remaining outstanding Warrants (as defined below) for shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), at an exchange ratio of 0.18 shares of Class A Common Stock for each Warrant. The Company has the right to require the exchange of not less than all of the Warrants at any time while such Warrants are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the outstanding Warrants at least fifteen days prior to the date of exchange fixed by the Company.

On December 19, 2022, the Company exercised its right to acquire and retire all remaining outstanding Warrants in exchange for shares of Class A Common Stock in accordance with the terms of the Warrant Amendment. The Company has fixed the date for such exchange as January 4, 2023. The last day of trading for the Warrants will be January 3, 2023. Following such exchange, none of the Warrants will remain outstanding. Warrants to purchase 3,694,800 shares of Class A Common Stock issued in connection with the Company’s Blue Torch Financing were not part of the Offer and will remain outstanding.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 3.03.	Material Modifications to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the disclosure set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.03.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

As previously disclosed, including in the final Prospectus/Offer to Exchange filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on December 7, 2022 in connection with the Company’s offer to each holder of the Company’s outstanding Warrants, consisting of (i) public warrants to purchase shares of Class A Common Stock, which trade on the New York Stock Exchange under the symbol “SPIR.WS” and were issued under the Warrant Agreement in connection with NavSight’s initial public offering (“IPO”) (the “Public Warrants”) and (ii) private warrants to purchase shares of Class A Common Stock issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, together with the Public Warrants, the “Warrants”), to receive 0.2 shares of Class A Common Stock in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”), the Company solicited consents (the “Consent Solicitation”) from holders of its outstanding Public Warrants to approve the Warrant Amendment.

The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on December 14, 2022. A total of 9,956,489 Public Warrants, or approximately 87% of the 11,499,982 outstanding Public Warrants, were tendered and not withdrawn in the Offer, and therefore consented to the Warrant Amendment. Because consents were received from holders of more than 65% of the Company’s outstanding Public Warrants, the Warrant Amendment was approved. All 6,600,000 Private Warrants were also tendered and not withdrawn in the Offer.

Item 8.01.	Other Events.

On December 19, 2022, the Company issued a press release announcing the closing of the Offer and Consent Solicitation and the entry into the Warrant Amendment.

At closing, the Company issued 3,311,286 shares of Class A Common Stock in exchange for the Warrants tendered in the Offer.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Amendment to the Warrant Agreement, dated December 19, 2022, by and between the Company and American Stock Transfer & Trust Company

99.1	Spire Global, Inc. press release, dated December 19, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPIRE GLOBAL, INC.

Date: December 19, 2022	By:	/s/ Peter Platzer
	Name:	Peter Platzer
	Title:	Chief Executive Officer

Exhibit 10.1

AMENDMENT NO. 1 TO WARRANT AGREEMENT

This Amendment (this “Amendment”) is made as of December 19, 2022 by and between Spire Global, Inc., a Delaware corporation (f/k/a NavSight Holdings, Inc.) (the “Company”) and American Stock Transfer & Trust Company, a New York corporation as warrant agent (the “Warrant Agent”), and constitutes an amendment to that certain Warrant Agreement, dated as of September 9, 2020 (the “Existing Warrant Agreement”), between the Company and the Warrant Agent. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend, subject to certain conditions provided therein, the Existing Warrant Agreement with the vote or written consent of the registered holders of at least 65% of the outstanding Public Warrants;

WHEREAS, the Company desires to amend the Existing Warrant Agreement to provide the Company with the right to require the holders of the Warrants to exchange all of the outstanding Warrants for Class A Common Stock of the Company, on the terms and subject to the conditions set forth herein; and

WHEREAS, in the exchange offer and consent solicitation undertaken by the Company pursuant to the Registration Statement on Form S-4 (No. 333-268418) filed with and declared effective by the Securities and Exchange Commission on December 7, 2022, the registered holders of at least 65% of the outstanding Public Warrants consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1.	Amendment of Existing Warrant Agreement. The Existing Warrant Agreement is hereby amended by adding the new Section 6A thereto:

“6A Mandatory Exchange.

6A.1 Company Election to Exchange. Notwithstanding any other provision in this Agreement to the contrary, all (and not less than all) of the outstanding Warrants may be exchanged, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the outstanding Warrants, as described in Section 6A.2 below, for Class A Common Stock, at the exchange rate of 0.18 shares of Class A Common Stock for each Warrant held by the holder thereof (the “Consideration”) (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Class A Common Stock). In addition, notwithstanding Section 4.7 hereof, in lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares as Consideration will, after aggregating all such fractional shares of such holder, be paid in cash (without interest) in an amount equal to such fractional part of a share multiplied by $1.27.

6A.2 Date Fixed for, and Notice of, Exchange. In the event that the Company elects to exchange all of the Warrants, the Company shall fix a date for the exchange (the “Exchange Date”). Notice of exchange shall be mailed by first class mail, postage prepaid, (or, as to holders of Warrants held in global form, in accordance with DTC notice procedures) by the Company not less than fifteen (15) days prior to the Exchange Date to the registered holders of the Warrants at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. The Company will make a public announcement of its election through a press release following the mailing of such notice.

6A.3 Exercise After Notice of Exchange. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with subsection 3.3.1(b) of this Agreement) at any time after notice of exchange shall have been given by the Company pursuant to Section 6A.2 hereof and prior to the Exchange Date. On and after the Exchange Date, the registered holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Consideration.”

2.	Miscellaneous Provisions.

2.1

Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2

Applicable Law. The validity, interpretation and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereby agree that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at Spire Global, Inc., 8000 Towers Crescent Drive, Suite 1100, Vienna, VA 22182, Attention: Thomas Krywe. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

2.3

Counterparts. This Amendment may be executed in any number of counterparts, and by facsimile or portable document format (pdf) transmission, and each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

2.4	Effect of Headings. The Section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.5

Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signatures follow on next page]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

SPIRE GLOBAL, INC.

By:	/s/ Thomas Krywe
Name: Thomas Krywe
Title: Chief Financial Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Michael Legregin
Name: Michael Legregin
Title: Senior Vice President, Corporate Actions Relationship Management & Operations

Exhibit 99.1

Spire Global, Inc. Announces Completion of Exchange Offer and Consent Solicitation and Notice to Exercise Right to Exchange Remaining Outstanding Warrants

Vienna, VA, December 19, 2022 – Spire Global, Inc. ( “Spire” or the “Company”) (NYSE: SPIR), a leading provider of space-based data, analytics and space services, today announced the completion of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants, consisting of (i) public warrants to purchase shares of Class A Common Stock of the Company, par value $0.0001 per share (the “Class A Common Stock”), which “warrants” trade on the New York Stock Exchange under the symbol “SPIR.WS” and were issued under the warrant agreement dated September 9, 2020 by and between NavSight Holdings, Inc., the Company’s predecessor (“NavSight”) and American Stock Transfer & Trust Company (the “Warrant Agreement”) in connection with NavSight’s initial public offering (“IPO”) (the “Public Warrants”), and (ii) private warrants to purchase shares of Class A Common Stock issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, with the Public Warrants, the “Warrants”). With the completion of the Offer and Consent Solicitation, Spire has increased the number of shares of Class A Common Stock available for trading and, following the exchange of untendered Warrants described below, will have eliminated these Warrants and simplified the Company’s capital structure.

Holders of the Warrants that were tendered prior to the expiration of the Offer and Consent Solicitation received 0.20 shares of Class A Common Stock in exchange for each Warrant tendered. The Company issued 3,311,286 shares of Class A Common Stock in exchange for the Warrants tendered in the Offer. The Company also entered into the related amendment to the Warrant Agreement governing the Warrants (the “Warrant Amendment”).

The Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to acquire and retire all remaining untendered Warrants in exchange for Class A Common Stock at an exchange ratio of 0.18 shares of Class A Common Stock for each untendered Warrant. The Company has fixed the date for such exchange as January 4, 2023. The last day of trading for the warrants will be January 3, 2023. Following such exchange, none of these Warrants will remain outstanding. Warrants to purchase 3,694,800 shares of Class A Common Stock issued in connection with the Company’s Blue Torch Financing were not part of the Offer and will remain outstanding.

Deutsche Bank Securities Inc. was the Dealer Manager for the Offer and Consent Solicitation. D.F. King & Co., Inc. served as the Information Agent for the Offer and Consent Solicitation, and American Stock Transfer & Trust Company served as the Exchange Agent.

About Spire Global, Inc.

Spire (NYSE: SPIR) is a leading global provider of space-based data, analytics and space services, offering access to unique datasets and powerful insights about Earth from the ultimate vantage point so that organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, Boulder, Washington DC, Ontario, Glasgow, Oxfordshire, Luxembourg, and Singapore.

No Offer or Solicitation

This press release shall not constitute an offer to exchange or the solicitation of an offer to exchange or the solicitation of an offer to purchase any securities, nor shall there be any exchange or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement on Form S-4 relating to the securities to be issued in the Offer was filed with the SEC and was declared effective on December 7, 2022. The Offer and Consent Solicitation were made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the exchange of the remaining warrants. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to those described under the section entitled “Risk Factors” in the Company’s Registration Statement on Form S-4, filed November 16, 2022, as amended on December 6, 2022, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release may not occur and actual results could differ materially and adversely from those anticipated.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. We do not give any assurance that we will achieve our expectations.

Contacts

Media:

Hillary Yaffe

hillary.yaffe@spire.com

Investors:

Benjamin Hackman

benjamin.hackman@spire.com